Exhibit 99.2

English language free translation of Portuguese language original.

Portuguese language original prevails.

AZUL S.A.

Publicly Held Company

CNPJ/MF No. 09.305.994/0001-29

NIRE 35.300.361.130 – CVM 24112

STOCK OPTION PLAN

1.	PURPOSE OF THE PLAN

1.1.         This Stock Option Plan of Azul S.A (“Azul”) and its direct and indirect subsidiaries (jointly referred to as the “Company”) (“Plan”) is established in accordance with the applicable legal and regulatory provisions. Its purpose is to grant to selected officers, employees and other executives of the Company options to purchase preferred shares issued by Azul through two different mechanisms: (i) granting of options that vest solely based on continued service to the Company (except as provided in Section 8.1), aimed at retaining the Participant (as defined below) (“Options by Time”); and/or (ii) subject to the achievement of certain performance goals related to the total rate of return to the shareholders of Azul (“Options by Performance” and, together with the Options by Time, “Options”), in accordance with the terms and conditions set forth herein, with the objective to:

(i)	promote a greater alignment of interests between the Participants and the shareholders of Azul in the pursuit of sustainable growth of the Company business;

(ii)	strive to achieve the Company’s corporate goals and objectives;

(iii)	enhance the Company’s ability to attract, retain, and motivate participants, fostering a long-term commitment to the Company’s goal; and

(iv)	share the creation of value, as well as the risks associated in the Company’s business.

The Plan is included within the context of implementing the transactions related to the Company’s debt restructuring, aiming to strengthen the Company’s financial condition, cash flow generation and improve its capital structure, pursuant to the Material Facts disclosed by the Company on October 7 and 28, 2024, November 14, 2024, December 9 and 18, 2024, January 8 and 16, 2025 (“Restructuring”).

1

2.	ELIGIBLE PARTICIPANTS

2.1.         The following participants are eligible to participate in the Plan (collectively, the “Participants”):

(i)	members of the Board of Directors of Azul (“Board of Directors”) who are not members of the Board of Officers of Azul, including the Chairman of the Board of Directors;

(ii)	members of the Board of Officers of Azul; and

(iii)	employees and other executives of the Company, as selected by the Board of Directors, with the assistance of the Remuneration Committee, subject to the provisions of Section 4.3. The Board of Directors, after the approval by the Remuneration Committee, may, at its discretion, grant individuals, including managers, elected or hired during the term of this Plan (including after the approval of each Program) the right to participate in this Plan and in the Programs already approved, upon their respective election or hiring.

2.2.         The Plan will be divided into one or more programs, subject to the Maximum Number of Shares (as defined below) set forth in the Plan (“Programs”). The Participants’ adherence to the Plan and its Programs requires the execution of an agreement between the Participant and the Company setting forth the applicable rules, terms and conditions applicable to the granting and the exercise of Options, that will be complied with by the Participant to be eligible for the benefits of the Plan and the respective Program (the “Grant Agreement”).

2.3.         No provision of this Plan, the Programs, or the respective Grant Agreements will entitle any of the Participants to remain in their position until the conclusion of their respective term, to be re-elected to their respective position, or to maintain their employment or executive with the Company, neither will it interfere in any way with the Company’s right to terminate, at any time, the term of office of the officer or the employment agreement of the employee or with the executive, as the case may be.

3.	SHARE GRANTING MODEL

3.1.         Subject to the compliance with the conditions set forth in this Plan, in the Programs, and in the respective Grant Agreements, the Options will be granted to the Participants as follows:

2

3.1.1.	Options by Time

3.1.1.1.1.             Three percent (3%) of the Share Capital of Azul on a Fully Diluted Basis of Azul may be granted to Participants (other than the Appointed Directors) as Options by Time within thirty (30) days from the date of the General Meeting for Approval of the Plan (as defined in Clause 10.1 of this Plan). Thirty one hundredths of one percent (0.3%) of the Share Capital of Azul on a Fully Diluted Basis of Azul will be granted to the Appointed Directors (as defined below) as Options by Time within thirty (30) days from the date of the General Meeting for Approval of the Plan (as defined in Clause 10.1 of this Plan).

3.1.1.1.2.             For purposes of this Plan, “Appointed Directors” shall mean the two independent directors who will be appointed by the holders of (a) 11.930% Senior Secured First Out Notes due 2028 issued by Azul Secured Finance LLP (the “Issuer”), (b) 11.500% Senior Secured Second Out Notes due 2029 issued by the Issuer, (c) 10.875% Senior Secured Second Out Notes due 2030 issued by the Issuer, and (d) certain convertible debentures issued by Azul on October 6, 2020. Except as otherwise expressly set forth in this Plan, the Board of Directors, the Remuneration Committee, the Programs and the Grant Agreement shall not approve or grant a more favorable treatment to any of the Appointed Directors as compared to the remainder Directors that are Participants.

3.1.1.1.3.             Vesting Period – Options by Time. The right to exercise the Options by Time by the Participant will be subject to a total vesting period of 3 (three) years starting from the date of the Grant Agreement with the Participant (“Vesting Period - Options by Time”), during which (except as provided in Section 8.1) the Participant must remain employed, serve on the Board of Directors, as an executive or have with his mandate in force, as the case requires, and the Participant, annually, at the end of each anniversary of the Grant Agreement's execution, will acquire the right to exercise 1/3 (one-third) of the total Options by Time, subject to the terms of the applicable grant, except as set forth in Section 3.2 below.

3.1.2.     Options by Performance

3.1.2.1.1.             Two percent (2%) of the Share Capital of Azul on a Fully Diluted Basis of Azul may be granted to Participants (other than the Appointed Directors) as Options by Performance within thirty (30) days from the date of the General Meeting for Approval of the Plan (as defined in Clause 10.1 of this Plan). Two tenths of one percent (0.2%) of the Share Capital of Azul on a Fully Diluted Basis of Azul will be granted to the Appointed Directors as Options by Performance within thirty (30) days from the date of the General Meeting for Approval of the Plan (as defined in Clause 10.1 of this Plan).

3

3.1.2.1.2.             The right to exercise the Options by Performance by the Participant is subject to the achievement of performance goal related to the total rate of return to the shareholders of Azul to be calculated as provided for in Section 3.1.2.1.3 below (“TSR Factor”). The confirmation of the achievement of the TSR Factor will be made by the Board of Directors after the express approval of the Remuneration Committee, at the end of the Vesting Period – Options by Performance (as defined below).

3.1.2.1.3.             The calculation of the TSR Factor will be made by the Board of Directors after the express approval of the Remuneration Committee based on the result of the division (i) of the volume weighted average price (VWAP) of the preferred shares issued by Azul traded on the stock exchange market of B3 S.A. - Brasil, Bolsa, Balcão (“B3”) in the sixty (60) day period immediately preceding the end of the Vesting Period – Options by Performance by (ii) the amount corresponding to 85% (eighty five percent) (or 80% (eighty percent) for Options by Performance granted to Appointed Directors) of the volume weighted average price (VWAP) of the preferred shares issued by Azul traded on the B3 stock exchange in the thirty (30) day period commencing on January 8, 2025 (“Initial Value per Share”)

3.1.2.1.4.             With due regard to Section 3.2 below, after the Vesting Period – Options by Performance, the number of Options by Performance that the Participant may exercise will be calculated based on the TSR Factor determined by the Board of Directors after the express approval of the Remuneration Committee in the manner provided for in the immediately preceding Section, provided that the Participant will only have the right to exercise the Options by Performance if the TSR Factor reaches or exceeds 1.5 (or 2.0, as applicable), in accordance with the charts below:

	TSR Factor
	From 1.5 (including) to 2.0 (excluding)	From 2.0 (including) to 2.5 (excluding)	Above 2.5 (including)
% of the Options by Performance granted to a Participant (other than a Appointed Director Participant) shall be entitled under the respective Grant Agreement(s)	33.33%	66.66%	100%

4

	TSR Factor
	From 2.0 (including) to 2.5 (excluding)	From 2.5 (including) to 3.0 (excluding)	Above 3.0 (including)
% of the Options by Performance granted to Appointed Director Participant shall be entitled under the respective Grant Agreement(s)	30.00%	60.00%	100%

3.1.2.1.5.             Vesting Period – Options by Performance. With due regard to Section 3.2 below, the right to exercise the Options by Performance by the Participant is subject to a total vesting period of 3 (three) years from the approval of the respective Program, and the number of Options by Performance that the Participant will effectively have the right to exercise will be determined by the Board of Directors, after the express approval of the Remuneration Committee, at the end of this period (“Vesting Period – Options by Performance” and, together with the Vesting Period – Options by Time, “Vesting Period”).

3.2.         US-resident Participants – 83(b) Election. For Participants that are resident in the United States of America and intend to exercise Section 83(b) of the Internal Revenue Code of the United States of America, the Board of Directors may, to the extent permitted by applicable law, grant Options by Time and/or Options by Performance that are exercisable immediately after the grant by the Director, in which case the shares acquired by the relevant Participant shall remain restricted and recorded in the share registry of the book keeping agent (agente escriturador) for (i) the Vesting Period – Options by Time, in respect of the shares issued in connection with the Options by Time and (ii) for the Vesting Period – Options by Performance, in respect of the shares issued in connection with the Options by Performance. The Company shall have the right to buy back such restricted shares in the event of termination of the relevant Participant before the relevant Vesting Period, with due regard to Section 8 below, for the same price per share paid by the Director for the acquisition of such restricted shares, subject to applicable law and regulations.

3.3.         Stock Ownership Guidelines. The Programs may provide that, in order to be entitled to the benefit, those Participants that are members of the senior management of Azul must, at the end of each Vesting Period, hold a minimum number of shares issued by Azul, to be determined by the Board of Directors, after express approval by the Remuneration Committee.

5

4.              PROCEDURE FOR GRANTING OPTIONS

4.1.         Each Option entitles its holder the right to purchase and/or subscribe, as applicable, for one (1) share, strictly under the terms and conditions established in this Plan, in the Programs and the Grant Agreements.

4.2.         The grant of Options to Participants will be formalized through the execution of the respective Grant Agreement between the Company and each Participant.

4.3.         For each Program, the Board of Directors, after the express approval by the Remuneration Committee, will, at its sole discretion, define the Participants and the number of shares that the Participant will have the right to purchase or subscribe upon exercise of the Options (subject to the Global Grant Limit, as defined below), the exercise price per share, the respective payment conditions, as well as other terms and conditions applicable, always in accordance with the provisions of this Plan, which shall be included in the respective Grant Agreements.

4.4.         The effective transfer of the Options to the Participant, as a result of the exercise of the Options, will only occur upon the fulfillment of the conditions set forth in this Plan, the Programs, and the Grant Agreements, so that the approval of the Programs or the execution of the Grant Agreements alone does not grant the Participant any rights over the granted shares subject to the Options, nor does it guarantee their receipt.

4.5.         No share will be granted to the Participant as a result of the exercise of the Options unless (i) under the terms of the respective Grant Agreement; and (ii) all legal, regulatory, and contractual requirements have been fully fulfilled.

4.6.         The granting of Options will not confer on Participants any rights as shareholders of Azul. The Participants will only be entitled to the rights conferred by the preferred shares issued by Azul after the effective transfer of the shares, in accordance with the provisions of the Brazilian Corporation Law, from the moment they effectively become shareholders of Azul, through the subscription or purchase of the shares resulting from the exercise of the Options to which they are entitled, as stipulated in this Plan, in the respective Program and in the Grant Agreement.

5.	SHARES INCLUDED IN THE PLAN

5.1.         Share Limit. The granting of Options must respect the maximum limit of 7.0% (seven percent) of the Share Capital of Azul on a Fully Diluted Basis of Azul (“Global Grant Limit”).

6

5.1.1.	For the purposes of this Plan, “Share Capital of Azul on a Fully Diluted Basis of Azul” means the sum of:

(i)	of all the shares that compose the share capital of Azul on the date of the General Meeting for Approval of the Plan;

(ii)	the maximum number of shares issuable by Azul under the Company´s incentive plans in force on the date of the General Meeting for Approval of the Plan;

(iii)	the maximum number of shares that may be issued and that are issuable by Azul in connection with the Restructuring, including consent fees (but excluding for the avoidance of doubt, the Qualifying Equity Issuance (as defined in the indenture governing the 2L Notes)), including (“Restructuring Issuances”):

(a)	the preferred shares issued or issuable in the context of the capital increase to capitalize the credits of certain lessors and original equipment manufacturers (OEMs) pursuant to transactions contemplated by the Restructuring;

(b)	the preferred shares issued or issuable in the context of the conversion of debentures into shares in accordance with the terms of the Azul’s first issuance of convertible debentures (as originally issued on October 26, 2020, as amended from time to time);

(c)	the preferred shares issued or issuable due to the mandatory exchange of part of the 11.500% Senior Secured Second Out Notes due 2029 and the 10.875% Senior Secured Second Out Notes due 2030, in each case issued by Azul Secured Finance LLP and guaranteed by Azul and certain of its subsidiaries that were issued on January 28, 2025 (“2L Notes”);

(d)	the preferred shares issued or issuable upon the optional or mandatory exercise of the second out exchangeable notes to be issued by Azul Secured Finance LLP and guaranteed by Azul and certain of its subsidiaries (“2L Exchangeable Notes”), which 2L Exchangeable Notes are (a) issued due to the mandatory exchange of the 2L Notes or (b) issued in a maximum aggregate principal amount of US$25 million to an aircraft lessor; and

(e)	the preferred shares issued or issuable upon the exercise of the first out exchangeable notes to be issued by Azul Secured Finance LLP and guaranteed by Azul and certain of its subsidiaries due to the mandatory exchange of the 11.930% Senior Secured First Out Notes due 2028 issued by Azul Secured Finance LLP and guaranteed by Azul and certain of its subsidiaries that were issued on January 28, 2025 (the “1L Exchangeable Notes”);

7

(iv)	any common or preferred shares that may be issued by Azul from the date of General Meeting for Approval of the Plan, solely to the extent required by the implementation of the Restructuring, including the issuance of shares to comply with the mandatory maximum limit of fifty percent (50.0%) of shares being non-voting or limited voting shares) also due to the implementation of the Restructuring;

(v)	any dilutions caused as a result of the implementation of the conversion of preferred shares to common shares under the terms of Article 55 of the proposed Bylaws attached to the indenture governing the 2L Notes to be adopted by the Company.

5.1.2.	For the purposes of calculation of the Share Capital of Azul on a Fully Diluted Basis of Azul, it will be assumed that all preferred shares will be converted into common shares under the terms of Article 55 of the proposed Bylaws attached to the indenture governing the 2L Notes to be adopted by the Company.

5.1.3.	Notwithstanding the Global Grant Limit, the maximum number of shares, subject to the Options and that can be granted to Participants under this Plan is 250,000,000 (two hundred and fifty million) preferred shares issued by Azul (“Maximum Number of Shares”).

5.1.4.	If, on the execution date of a Grant Agreement, the Maximum Number of Shares is higher than the number of shares corresponding to the Global Grant Limit (determined on the date of any Grant Agreement), the Company shall be authorized to grant a number of Options corresponding to a number of shares that complies with the Global Grant Limit. However, if, on the execution date of a Grant Agreement, the Maximum Number of Shares is lower than the number of shares corresponding to the Global Grant Limit (determined on the date of any Grant Agreement), the Company shall be authorized to seek the approval of an increase in the Maximum Number of Shares in a Company´s general meeting.

5.1.5.	For clarification, if any Option granted is not exercised within its exercise period or becomes extinct before the end of its exercise period, for any reason, such grant will not be considered for the purposes of reaching the Global Grant Limit, and the Company will be able to grant new Options, subject to the provisions of this Plan.

8

5.2.         Subject to the fulfillment of the conditions established in this Plan, in the Programs and in the corresponding Grant Agreements, and considering the Global Grant Limit, the shares subject to the Options will be granted as follows:

(i)	5.50% (five and a half percent) of Share Capital of Azul on a Fully Diluted Basis of Azul will be granted pursuant to Section 3, within thirty (30) days from the date of the General Meeting for Approval of the Plan (as defined in Clause 10.1 of this Plan);

(ii)	the remaining percentage of 1.50% (one and a half percent) of Share Capital of Azul on a Fully Diluted Basis of Azul may be granted at any time after the period of thirty (30) days from the date of the General Meeting for Approval of the Plan (as defined in Clause 10.1 of this Plan), in any percentage between Options by Time and Options by Performance, as approved by the Remuneration Committee and provided for in the respective Programs and pursuant to Section 4.3.

5.3.         In order to satisfy the exercise of the Options by the respective Participants, the Company may (i) issue new shares through a capital increase of the Company; and/or (ii) use shares of its issue held in treasury.

5.4.         The shareholders of Azul will not have pre-emptive rights in the granting of Options or in the subscription and/or purchase of shares resulting from the exercise of Options under this Plan, as permitted by Article 171, paragraph 3, of the Brazilian Corporation Law.

5.5.         The Board of Directors, after the express approval by the Remuneration Committee, will have full discretion to determine the number of shares subject to the Options to be granted under each Program, with no limit on the number of shares that may be granted in each Program, provided that the Global Grant Limit is observed.

5.6.         The individualized number of shares subject to each Option to be granted to each Participant will be determined by the Board of Directors, after the approval by and based on parameters to be established by the Remuneration Committee, considering, among other factors, the Participants' compensation value at the date of each Program.

9

6.	EXERCISE OF OPTIONS

6.1.         The exercise price of the Options will be equivalent to at least R$ 3.30 (three reais and thirty cents) per lot of 1,000 (one thousand) shares (“Exercise Price”) and the respective payment will be made by the Participant to the Company, in cash, in local currency, on the exercise date, by means of an electronic transfer of immediately available funds to a current account held by the Company, to be duly informed to the Participant, unless otherwise determined by the Board of Directors for the respective Program.

6.2.         The Options will only be exercisable pursuant to Sections 3.1.1 and 3.1.2 of this Plan and the terms and conditions set forth in the respective Grant Agreements.

6.2.1.	The Participant that wishes to exercise his/her Option must sign and deliver to the Company a term of exercise of Options and pay the Exercise Price, as provided for in the respective Grant Agreement.

6.3.         Unless the Board of Directors determines, after the express approval of the Remuneration Committee, and publishes another date, the Company will have a period of up to thirty (30) days from the receipt of payment of the Exercise Price to issue or transfer the shares subject to the Option to the Participant, by signing the appropriate subscription form or share transfer agreement, as applicable.

6.3.1.	If, for reasons beyond the Company’s control or due to temporary restrictions on the transfer of Azul shares arising from legal or regulatory rules, the shares cannot be transferred to Participants within the timeframe described in the heading of Section 6.3, such period will be suspended for up to 30 (thirty) days or until the impediment ceases to exist, whichever occurs first. The timeframe shall resume once the suspension ends.

6.4.         Except as otherwise set forth in a Grant Agreement (including for any Participant subject to income taxation in the United States), once the right to exercise the Option has been acquired, the Participant may exercise it, in whole or in part, within 5 (five) years from the end of the respective Vesting Period provided for in the Grant Agreement for the totality of the Options granted that have vested.

6.5.         No Section of this Plan, of the Programs or of any Agreement will be interpreted as obligating the Company to hold a quantity of preferred shares issued by Azul exceeding the Global Grant Limit.

7.	PLAN ADMINISTRATION

7.1.         This Plan and its Programs will be administered by the Board of Directors, with the assistance of the Remuneration Committee, subject to the restrictions set forth in applicable law.

10

7.2.         Subject to the general conditions of this Plan, the guidelines established by Azul´s general meeting and the provisions of the Company's Bylaws, the Board of Directors shall have broad authority to take all necessary and appropriate measures for the administration of the Plan and its Programs, including: (i) amending or terminating the Programs or the Plan; (ii) approving Programs; (iii) approving eligible Participants and authorizing the granting of the Options under the terms and conditions defined in the respective Grant Agreements; (iv) establishing and amending the performance goals and conditions related to the Options by Performance; and (v) establishing the regulation applicable to omitted cases and resolving any related doubts, in each of subsections (i) through (v) hereof (after the approval by and based on parameters to be established by the Remuneration Committee).

7.3.         The approval of amendments or the termination of Programs or this Plan shall not prejudice the terms and conditions of Options by Time or Options by Performance that have granted pursuant to Grant Agreements executed with Participants at the time of such amendment or termination, except with prior consent of the applicable Participant.

7.4.         Notwithstanding the provisions of Section 7.1, the Board of Directors shall not increase the Global Grant Limit or the Maximum Number of Shares without prior approval from Azul´s general meeting.

8.	TERMINATION, DEATH AND PERMANENT DISABILITY OF THE PARTICIPANT

8.1.         Termination Without Cause, Death, and Permanent Disability. If, before the completion of the respective Vesting Periods of the Options, any of the following events occur: (i) Termination (as defined below) of the Participant without cause; (ii) death of the Participant; or (iii) permanent disability of the Participant as recognized by applicable social security and similar laws and regulations, then the Board of Directors may provide, after the express approval by the Remuneration Committee, (1) except as otherwise set forth in the applicable Grant Agreement, the Vesting Periods for Options by Time shall continue to be exercisable in accordance with the previously-established Vesting Periods of the Options pursuant to Section 3.1.1 notwithstanding such Termination, death or recognition of disability, and (2) except as otherwise set forth in the applicable Grant Agreement, the Options by Performance shall continue to be exercisable in accordance with the previously-established performance criteria pursuant to Section 3.1.2 notwithstanding such Termination, death or recognition of disability. Any Options that do not vest and become exercisable in accordance with this Section 8.1 will automatically and fully forfeit, regardless of prior notice, on the date of Termination without any consideration or right to indemnification.

11

8.2.         Voluntary Termination and Termination for Cause. If, before the completion of the respective Vesting Periods of Options, any of the following events occur: (i) the Participant’s voluntary Termination (through resignation or relinquishment of their position in management, as applicable); and/or (ii) the Termination of the Participant at the Company´s initiative with cause, the Participant will automatically and fully forfeit, regardless of prior notice, all Options granted to it under its Grant Agreement(s), whether exercisable or not, on the date of Termination, without any consideration or right to indemnification.

8.3.         For the purposes of this Plan, “Termination” means any act or fact, whether justified or not, which terminates the Participant's legal relationship with the Company, with the exception of the provisions of the final part of this Section, including, among others, the cases of dismissal, replacement or non-re-election as a manager and termination of an employment or service agreement, as applicable to each Participant's legal relationship and for any reason whatsoever. The concept of Termination described in the initial part of this Section does not include the hypotheses of a change in the Participant's legal relationship with the Company, provided that, after such change, the Participant is still considered a director, executive or employee of the Company, under the terms set out in this Plan, and it is up to the Board of Directors, after the approval by the Remuneration Committee, to decide whether or not to maintain the Participant's status after such change.

9.	CHANGE OF CONTROL AND DISPOSAL OF ASSETS

9.1.         Upon the consummation of (i) a Change of Control (or Permitted Change of Control for Options granted to Appointed Directors); or (ii) the disposal of all or substantially all of the Company’s assets (“Disposal of Assets”), the Vesting Periods relating to all the Options granted under the Grant Agreements already executed when the respective event occurs with all Participants will be anticipated. Thus, the Options will become exercisable by the Participants on the same day as the liquidation of the Change of Control (or Permitted Change of Control for Options granted to Appointed Directors) or the Disposal of Assets; provided that the effective quantity of the (a) Options by Time that will become exercisable by the Participant will be the total amount of Options subject to the Options by Time provided for in each Participant's Grant Agreement(s); (b) Options by Performance that will become exercisable by the Participant will be determined based on the TSR Factor, in which case the TSR Factor will be approved by the Board of Directors, after the express calculation and approval by the Remuneration Committee, based on the result of the division (i) of the unit value attributed to the preferred shares issued by Azul in the Change of Control (or Permitted Change of Control for Options granted to Appointed Directors or in connection with the consummation of the Change of Control (or Permitted Change of Control for Options granted to Appointed Directors) or the Disposal of Assets by (ii) the Initial Value per Share.

12

9.2.         For the purposes of this Plan, “Change of Control” means:

(i)	at any time prior to a unification of the shares issued by Azul into a single class of common shares, if David Gary Neeleman (including through controlled companies) no longer holds, directly or indirectly, the majority of the common shares issued by Azul,

(ii)	with effect from the time that the shares issued by Azul have been unified into a single class of common shares, any person or group acquires beneficial ownership of a majority of the voting rights of Azul; and

(iii)	the consummation of (and not the entry into of an agreement for) a Business Combination (as defined below);

provided, however, that solely to the extent necessary to ensure that any Options granted pursuant to a Grant Agreement are not subject to any taxes and penalties imposed on any Participant under Section 409A of the United States Internal Revenue Code (the “Code”), “Change of Control” must also be a change in control event within the meaning of U.S. Treas. Reg. section 1.409A-3(i)(5).

9.2.1.	Notwithstanding the above, the Board of Directors, after the approval by the Remuneration Committee, may, at its discretion, extend the effects of Section 9.1 above to the Appointed Directors upon the occurrence of a “Permitted Change of Control” as defined in the indenture governing the 2L Notes.

9.3.         For the purposes of this Plan, “Business Combination” means a transaction, or series of related transactions, that cumulatively comply with the following conditions:

(i)	any merger, transformation, incorporation, merger of shares, acquisition, spin-off, or other form of corporate reorganization or any business combination (as defined in the accounting rules dealing with the matter), as well as any other transaction involving the Company that results in the transfer of all or substantially all of the assets of the Company or shares issued by Azul or that generates the discontinuation of its activities, whether as acquirer or acquiree;

(ii)	the company resulting from the transaction or series of transactions referred to in item (i) above has (or will have) its capital divided into a single class of common shares; and

13

(iii)	the transaction or series of transactions referred to in item (i) above:

(A)	has as the Company's counterparty a legal entity which:

i)	directly or through its subsidiary(ies), operates any of the activities listed in Article 4 of the Bylaws of Azul in force on the date hereof (with the exception of item (k)); and

ii)	on the execution date of the definitive agreement for the referred transaction or series of transactions, it is listed or has (or whose parent(s) or subsidiary(ies) are or have) any of its securities traded on any stock exchange in the United States of America or in the Federative Republic of Brazil or that, on December 17, 2024, was listed or had (or whose parent(s) or subsidiary(ies) were or had) any any of its securities traded on any of said stock exchanges; or

(B)	in which the legal entity resulting from such transaction or series of transactions:

i)	directly or through its subsidiary(ies), operates any of the activities listed in Article 4 of the Bylaws of Azul in force on (with the exception of item (k)); and

ii)	on the execution date of the definitive agreement for the referred transaction or series of transactions, it listed or has (or whose parent(s) or subsidiary(ies) are or have) any of its securities traded on any stock exchange in the United States of America or in the Federative Republic of Brazil or that, on December 17, 2024, was listed or had (or whose parent(s) or subsidiary(ies) were or had) any of its securities traded on any of said stock exchanges.

10.	PLAN TERM

10.1.	This Plan will take effect upon its approval by Azul´s shareholders general meeting (“General Meeting for Approval of the Plan”) and shall remain in effect for an indefinite period, subject to termination at any time by approval of the Board of Directors, following approval of the Remuneration Committee. The rules established herein apply exclusively to this Plan and shall not extend to other compensation plans of the Company already in effect or that may be approved in the future.

10.2.	The granting of the Options to Participants under any of the Programs does not obligate the Company to provide such incentives in future Programs or in any similar format in subsequent years. The Company retains the prerogative to analyze and decide on the potential provision of similar incentives in future years.

14

11.	ADJUSTMENT IN THE NUMBER OF SHARES

11.1.      If the number of shares issued by Azul is increased or decreased due to stock dividends, splits, or reverse splits, appropriate adjustments will be made by the Remuneration Committee to the Global Grant Limit, the Maximum Number of Shares, the Exercise Price in the Programs and the Grant Agreements to reflect such changes in the number of shares subject to the Options granted.

12.	GENERAL PROVISIONS

12.1.      Execution of the respective Grant Agreements shall constitute the Participant’s express, irrevocable, and irreversible acceptance of all terms of the Plan.

12.2.      The rights and obligations arising from the Plan and the Grant Agreements are personal and non-transferable, and may not be assigned or transferred, in whole or in part, by any party, nor pledged as security for obligations, without the prior written consent of the other party, unless expressly provided for in the Plan.

12.3.      The Company’s abstention or failure to exercise any right, power, remedy, or privilege granted by law, the Plan, or the Grant Agreements, or any tolerance of delays in compliance by the Company, shall not constitute a waiver of such rights, powers, remedies, or privileges. The Company may, at its sole discretion, exercise such rights, powers, remedies, or privileges at any time, which are cumulative and not exclusive to those provided by law.

12.4.      Omissions, doubts, or disagreements that may arise will be resolved by the Board of Directors, with the assistance of the Remuneration Committee. In case of conflict, the provisions of Plan prevail over the Grant Agreement and the Program.

12.5.      The Company will withhold any and all taxes due in relation to any transaction or transfer involving the shares subject to the Options, as well as take any other measures it deems necessary for the faithful compliance by the Company and the Participants with the legislation applicable to this Plan and the Options.

***